

May 14, 2007

Via Facsimile (925) 631-9119 and U.S. Mail

Chip Patterson
Mackenzie Patterson Fuller, LP
1640 School Street
Moraga, CA 94556

> **Re:** **Amrecorp Realty Fund II**
> **Schedule TO-T/A filed on May 11, 2007 by MPF-NY 2007, LLC,**
> **Steven Gold,** *et al.*
> **SEC File No. 5-54793**

Dear Mr. Patterson:

We have reviewed the amendment listed above and your accompanying response letter. Our comments follow. All defined terms used in this letter have the same meaning as in your tender offer materials, unless otherwise indicated. All references to our "prior comment letter" refer to our first comment letter dated May 1, 2007 on your initial Schedule TO-T and Offer to Purchase.

1. Refer to comment 1 in our prior comment letter. We believe the fact that you have conducted a series of prior tender offers for the same units at successively higher prices is material information that should be disclosed prominently in the disclosure document that is disseminated to shareholders. We view this information as material to relevant to your future plans as well as your past conduct with respect to these units.

2. Refer again to comment 1 in our prior comment letter. In your response letter, you indicate that Equity Resources has withdrawn as a bidder in this tender offer. Please describe Equity Resources' authority for withdrawing as a bidder in the offer. That is, what offer condition or other source of authority permits it to withdraw its bid?

3. See comment 2 above. The fact that one of the bidders in this offer has withdrawn is material information which should be prominently disclosed to limited partners. We would generally consider the reasons for such withdrawal to be material disclosure. We note that neither is mentioned in the letter you sent

to unit holders announcing the increased offer price, nor are they disclosed in the amended Schedule TO. Therefore, we assume the only way unit holders may discern the fact that Equity Resources is no longer a bidder is if they happen to see that the cover page of the amended Schedule TO-T filed on EDGAR now omits this party as a filer and Equity is not a signatory to the letter to unit holders dated May 11, 2007. We do not believe this is adequate under the circumstances. If you disagree, explain why. Otherwise, please advise how you intend to inform unit holders of this change in the offer terms.

4. We note that you take the position in your response letter that because Equity Resources is no longer a bidder in this tender offer, you do not need to provide responsive information as to Equity Resources in your response letter or revised disclosure document. See for example, your response to comment 1 in our prior comment letter. However, we believe that under the circumstances, information about Equity Resources of which you are aware may be required. For example, we note the disclosure in the initial Offer to Purchase to the effect that affiliates of the initial bidders made an offer for the Property that is the Partnership's sole asset. In response to comment 9, you state that the *current* bidders have no plans to purchase the Property; however, if former bidder Equity does have such an intention and you know of it, you must disclose it. In addition, if you don't know Equity's plans, disclose this as well in an amended Schedule TO-T.

5. Refer to your response to comment 2 in our prior comment letter. We believe your obligation to amend your offer materials and to disseminate revised disclosure is not limited to a responsibility to disclose only information that "is not publicly available." Rather, your obligation under the tender offer rules is to make full and fair disclosure, consistent with our rules; this may involve an obligation to disclose information that is public, but is nevertheless highly relevant in the context of your offer. For example, in the "Mini-Tender Release," (See Release No. 34-43069 entitled "Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers" (July 24, 2000)) the Commission stated that where applicable, a bidder must prominently disclose in its offer materials that its offer price is below market. The relationship between the offer price and the market price of securities may be publicly available information, but it is relevant to make the disclosure required by Schedule TO not misleading and is therefore required. Similarly, if developments with respect to Mr. Werra's tender offer render the information you previously disclosed to unit holders incomplete and misleading, you must amend and disseminate revised disclosure. Please confirm your understanding in your response letter.

6. With respect to your response to comment 3 in our prior comment letter, indicate whether you obtained the list of limited partners pursuant to a demand under Rule 14d-5. If not, tell us how you obtained a current list of unit holders.

Closing Comments

Please promptly amend your filing in response to these comments. Please furnish a cover letter (filed on EDGAR) with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filing and responses to our comments. We may also have additional comments after the Partnership's Schedule 14D-9 is filed.

If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions